BNY MELLON INVESTMENT ADVISER, INC.
240 Greenwich Street
New York, New York  10286

September 16, 2020

BNY Mellon Strategic Funds, Inc.
240 Greenwich Street
New York, New York  10286

Re:       Fee Waiver – BNY Mellon Select Managers Small Cap Growth Fund

To Whom It May Concern:

BNY Mellon Investment Adviser, Inc. ("BNYM Investment Adviser"), intending to be legally bound, hereby confirms its agreement in respect of BNY Mellon Select Managers Small Cap Growth Fund (the "Fund"), a series of BNY Mellon Strategic Funds, Inc. (the "Company"), as follows:

The fund's investment adviser, BNY Mellon Investment Adviser has agreed, until September 30, 2021, to waive receipt of its fees and/or assume the direct expenses of the fund, so that the direct expenses of the fund's Class A, Class C, Class I and Class Y shares (excluding taxes, interest, brokerage commissions, commitment fees on borrowings and extraordinary expenses) do not exceed an annual rate of 1.05%, 1.05%, 1.05%  and .98%, respectively.  On or after September 30, 2021, BNY Mellon Investment Adviser may terminate this expense limitation at any time.

This Agreement may only be amended by agreement of the Company, on behalf of the Fund, upon the approval of the Board of Directors of the Company and BNYM Investment Adviser to increase the amount of the waiver and may only be terminated prior to September 30, 2021, in the event of termination of the Management Agreement between BNYM Investment Adviser and the Company with respect to the Fund.

                                                                        BNY MELLON INVESTMENT ADVISER, INC.

                                                                        By: /s/James Bitetto
                                          James Bitetto

      Secretary

Accepted and Agreed To:

BNY Mellon Strategic Funds, Inc.,

On Behalf of BNY Mellon Select Managers Small Cap Growth Fund

By: /s/James Windels

       James Windels

       Treasurer